

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 18, 2007

<u>**Via U.S. Mail and Fax (713) 960-7660**</u>
Mr. W.H. Wells
Chief Financial Officer
Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, TX 77056

   Re: Rowan Companies, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2006
     Filed February 28, 2007
     File No. 1-05491

Dear Mr. Wells:

   We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Critical Accounting Policies and Management Estimates, page 35

1. Tell us and disclose why the useful life of your Super Gorilla and Tarzan Class rigs have a longer estimated useful life than your other rigs.

Note 9. Commitments and Contingent Liabilities, page 56

2. We note the owner's motion for summary judgment was granted on January 25, 2007. Tell us and disclose if the $40 million difference between the owner's claim and your insurance coverage was accrued at December 31, 2006.

Item 9A. Controls and Procedures, page 65

3. Please revise your disclosure to comply with Item 308(c) of Regulation S-K. We note this same comment was issued in our prior year review of your Form 10-K for the fiscal year ended December 31, 2005, and your acknowledgement of the omissions cited.

Closing Comments

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not

foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant